April 11, 2008

Via EDGAR

Mr. Jeffrey P. Riedler

United State Securities and Exchange Commission

Department of Corporate Finance

Mail Stop 6010

100 F Street, NE

Washington, DC 20549

Re:	Accentia Biopharmaceuticals, Inc.

Registration Statement on Form S-3 Filed February 4, 2008

File No. 333-149045

Dear Mr. Riedler:

On behalf of Accentia Biopharmaceuticals, Inc. (the “Company” or “we”), we submit for confidential review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), this letter in response to the Staff’s comments to registration statement on Form S-3 of the Company (the “Registration Statement”). The Staff’s comments are set forth in a letter dated February 12, 2008. In addition, we note the Staff’s response dated March 24, 2008, pertaining to comment 2 below. For your convenience, we have recited the comments from the Staff in bold and have followed each comment with our response.

General

1.	Please note that we will not be in a position to declare your registration statement effective until the comments on Biovest International’s Form 10-K have been cleared and their effects on your Form 10-K have been ascertained.

Response:

The Company will advise the Staff upon the clearing of all comments on Biovest International’s Form 10-K.

2.

We note your response to our prior comment 1. Given the nature of the current offering and of the two prior convertible debenture offerings, and the fact that the selling shareholders have not sold substantially all of the shares registered for sale under the prior registration statements, we believe that the current registration statement and the two that were declared effective on November 17, 2006 and May 14. 2007, respectively, are not separate transactions. Therefore, the number of shares registered in all three of those registration statements should be aggregated for purposes of determining whether the total number of shares exceeds 33% of the total outstanding shares of the company held by non-affiliates. Given the aggregate size of the offerings relative to the number of shares outstanding held by non-affiliates, the nature of the offerings and the selling shareholders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under rule 415(a)(4).

Please withdraw your registration statement. You are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x). Therefore, you may register the offering only after the common stock underlying the preferred stock and the warrants has been issued.

Response:

Based on the Staff’s comment letter, dated March 24, 2008, as well as several conversations with the Staff examiner and branch legal chief, the Company has removed the shares of common stock on behalf of selling shareholders who have securities registered for sale under prior registration statements but have not yet sold substantially all of such securities. Accordingly, the offering should not be construed as a primary at-the-market offering.

3.	We note that you disclosed on the cover of your last annual report on Form 10-K that as of March 30, 2007, the aggregate market value of the voting stock held by non-affiliates was approximately $33,653,192. Based on a closing price of $3.15 per share on March 30, 2007, that would result in approximately 10.7 million shares held by non-affiliates. We note that in response to comments 7 and 8 you indicated that the company had 21,951,502 shares held by non-affiliates prior to the February 2007 financing and 27,814,645 shares held by non-affiliates prior to the January 2008 financing. Supplementally, please explain why the number of shares held by non-affiliates decreased by more than 10 million shares from February 2007 to March 30, 2007, and then increased by more than 17 million shares from March 30. 2007 to January 2008.

Response:

The Company advises the Staff that the disclosed amount of shares held by non-affiliates prior to the February 2007 Financing, 21,951,502, was incorrect. As of February 28, 2007, the amount of shares held by non-affiliates was 9,835,962. Since that date, an additional 847,591 shares were issued to non-affiliates through the exercise of options and the conversion of outstanding securities, 10, 131,556, shares were issued to non-affiliates, and 6,999,536 were declassified as affiliate shares due to the termination and resignation of the executive officers and directors holding such shares. Accordingly, as of January 19, 2008, there were 27,814,645 shares of common stock outstanding and held by non-affiliates.

4.	Please revise your prospectus to include the information provided in response to our prior comments 2 through 10.

Response:

The Company has revised the prospectus to include the information provided in response to such comments, revised to reflect the changes to the amount of shares registered and the selling shareholders.

Payments to the investors and affiliates

5.	We note your response to comment 3. However, our comment requested that you disclose the dollar amount of all payments you have made or may be required to make. Please revise to quantify the potential liquidated damage payments. Additionally, revise the table presented in response to comment 6 to include this amount.

Response:

The Company has made the requested revisions.

Prior transactions between the issuer and the selling shareholders

6.	Please revise the table presented in Appendix A to fit one page. The table should present information about prior transactions. Therefore, information about the current transaction is not necessary in this table. The table should include the textual information included in your response to comment 7. Including a separate line item for transaction and each selling shareholder may result in a table that is easier to read. Additionally, it is not necessary to include selling shareholders who did not participate in prior transaction in the table.

Response:

The Company has replaced the table with a statement that there have been no prior transactions with the selling shareholders as any prior overlapping shareholders have been removed from the prospectus as their shares are not being registered.

Comparison of registered shares to outstanding shares

7.	Please revise to present this information for each selling shareholder, rather than presenting the information in the aggregate.

Response:

The Company has made the requested revisions.

Should you have any questions, please contact the undersigned at 212-370-1300 ext. 7117.

Sincerely,

/s/ David Selengut, Esq.
David Selengut, Esq.

Cc: Francis E. O’Donnell, Jr. M.D.